Boostly

Prepared Financial Statements

For the period January 1, 2021, through December 31, 2022

- Unaudited -

Table of Contents

Boostly
Statement of Income and Expense
January 1, 2021 Through December 31, 2022

		2022		2021
Revenue				
Set Up Fees	$	299.00	$	1,750.00
Subscriptions	$	208,033.47	$	152,214.73
Texting	$	773,423.27	$	293,854.44
Online Ordering Transactions Fees (incl net)	$	2,663.84	$	6,472.99
3PD Fees	$	7,176.47	$	929.00
Catereze Commissions	$	21,464.00	$	12,491.49
Total Revenue	$	**1,013,060.05**	$	**467,712.65**
Cost of Goods Sold				
Hardware + Onboarding	$	233.56	$	78.85
Other Cost of Goods Sold	$	3,994.50	$	3,205.49
Texting	$	168,706.63	$	95,399.41
Merchant Fees	$	5,762.38	$	2,702.51
Total Cost of Goods Sold	$	**178,697.07**	$	**101,386.26**
Gross Profit	$	**834,362.98**	$	**366,326.39**
Expenses				
Bank Fees	$	98.00	$	-
Legal & Professional Fees	$	3,007.44	$	1,475.00
Advertising & Marketing	$	44,289.19	$	1,168.83
Salaries & Wages	$	-	$	-
Employee Salaries & Wages	$	991,679.80	$	352,671.53
Employee reimbursements	$	860.31	$	229.16
Contractor Pay	$	-	$	17,479.70
Payroll Fees	$	1,451.14	$	901.78
Payroll Taxes	$	81,752.20	$	59,088.97
General HR Expense	$	4,619.96	$	3,216.50
Telephone & Communications	$	-	$	712.64
Social Security Taxes	$	3,704.14	$	-
Medicare taxes	$	866.29	$	-
Other payroll taxes	$	355.99	$	-
Telephone & Communications	$	1,600.39	$	-
Printing & Postage	$	2,446.26	$	1,171.67
Training	$	500.00	$	1,544.10
Trade Show	$	22,612.08	$	17,697.55
Software, Subscriptions & Dues	$	22,797.86	$	10,368.89
Office Expenses	$	-	$	-
Rent	$	9,160.00	$	9,825.00
Office Supplies	$	8,602.16	$	3,665.57
Insurance	$	-	$	54.00
Liability & Workers Comp Insurance	$	2,630.36	$	2,569.30
Accounting services	$	700.00	$	2,770.00
Meals & Entertainment	$	-	$	-
Meals - 50% Deductible	$	11,201.34	$	2,179.70
Entertainment (nondeductible)	$	165.59	$	225.00
Travel	$	19,998.52	$	3,998.96
Taxes	$	-	$	-
Taxes & Licenses	$	5,387.09	$	15,273.00
Total Expenses	$	**1,240,486.11**	$	**508,286.85**
Net Ordinary Income	$	**(406,123.13)**	$	**(141,960.46)**
Other Income and Expenses	$	**-**	$	**-**
Other Expenses	$	-	$	-
Net Income	$	**(406,123.13)**	$	**(141,960.46)**

Boostly
Consolidated Balance Sheet
As of December 31, 2021 and December 31, 2022

Assets		2022		2021
Current Assets				
Cryptocurrency Holdings	$	1,336.35	$	49,999.95
Silicon Valley Bank	$	1,478,516.91	$	131,731.30
Revenue Clearing House	$	220.58	$	18,819.46
Deposits in Transit	$	285.50	$	285.50
Total Current Assets	$	**1,480,359.34**	$	**200,836.21**
Long Term Assets				
Furniture and Equipment	$	850.20	$	850.20
Accumulated Depreciation	$	(423.00)	$	(423.00)
Start Up Costs	$	11,132.48	$	11,132.48
Intellectual Property	$	3,100.00	$	3,100.00
Total Long Term Assets	$	**14,659.68**	$	**14,659.68**
Total Assets	$	**1,495,019.02**	$	**215,495.89**

Liabilities				
Current Liabilities				
Sales Tax Collected	$	93.77	$	171.36
Deferred Revenue	$	19,651.50	$	22,886.50
Divvy	$	16,505.82	$	2,762.38
Payroll payable	$	(13,096.36)	$	-
Total Current Liabilities	$	**23,154.73**	$	**25,820.24**
Long Term Liabilities				
COVID-19 Funding	$	196,961.00	$	206,306.25
Revolving Note	$	30,251.86	$	30,251.86
Total Long Term Liabilities	$	**227,212.86**	$	**236,558.11**
Total Liabilities	$	**250,367.59**	$	**262,378.35**

Equity				
Common Stock	$	3,600.00	$	3,600.00
Shane Murphy Common Stock	$	49,999.96	$	49,999.96
Paid-in Capital for UT COVID-19	$	66,922.92	$	56,995.26
Invested Capital	$	1,796,018.48	$	-
Retained Earnings	$	(671,889.93)	$	(157,477.68)
Total Equity	$	**1,244,651.43**	$	**(46,882.46)**
Total Liabilities & Equity	$	**1,495,019.02**	$	**215,495.89**

Boostly
Statement of Cash Flows
Januray 1, 2021 Through December 22, 2022

Cashflow from Operations		2022		2021
Net Income (Loss)	$	(406,123.17)	$	(141,960.46)
Plus: Depreciation & Amortization	$	-	$	-
Less: Changes in Payables	$	(13,096.36)	$	-
Total Cashflows from Operations	$	(419,219.53)	$	(141,960.46)

Cashflows from Investing				
Increase (Decrease) in Investments	$	-	$	-
Decrease from Distributions	$	-	$	-
Change in Assets	$	67,262.48	$	(64,319.16)
Total Cashflows from Investing	$	67,262.48	$	(64,319.16)

Cashflows from Financing				
Shareholders	$	1,805,946.14	$	3,153.26
Non-Operating Activities	$	1,085.60	$	76,862.32
Total Cashflows from Financing	$	1,807,031.74	$	80,015.58

Change in Cashflows	$	1,455,074.69	$	(126,264.04)

Boostly
Consolidated Statement of Equity
As of December 31, 2022

	Common Stock		Grants			
	Shares	Amount	Paid-in Capital for COVID-19	Invested Capital	Retained Earnings	Total
Beginning Balance, December 31, 2021	1,307,741 $	53,599.96 $	56,995.26 $	- $	(157,477.68) $	(46,882.46)
Contributions	$	- $	9,927.66 $	1,796,018.48 $	- $	1,805,946.14
Other Comprehensive Gain/(Loss)	$	- $	- $	- $	- $	-
Retained Earnings				$	(514,412.25) $	(514,412.25)
Ending Balance, December 31, 2022	$ 1,307,741.00 $	53,599.96 $	66,922.92 $	1,796,018.48 $	(671,889.93) $	1,244,651.43

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

NOTE I – ORGANIZATION

Boostly (the "Company") is a text marketing business who invoice their clients monthly based on the volumes of texts which are sent the prior month.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of any normal recurring accruals, necessary to fairly present the accompanying financial statements.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2022.

Income Taxes – For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

Property and Equipment - Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives. Leasehold improvements are depreciated over the lesser of their estimated useful lives or the term of the lease. Maintenance and repairs are expensed as they are incurred, and major additions and purchases are capitalized.

NOTE 3- PREPAID EXPENSES

The Company did not have any prepaid expenses as of December 31, 2022.

NOTE 4 - LINE OF CREDIT

The Company did have a revolving note as of December 31, 2022 from Shane Murphy (Founder) from the founding of the company.

NOTE 5 – LONG TERM DEBT

The Company did have a COVID-19 funding balance (EIDL loan) serving as long-term debts as of December 31, 2022.

NOTE 6 - SUBSEQUENT EVENTS

Management has considered subsequent events through February 21, 2023, which is the date the financial statements were prepared. There were no subsequent events that required recognition or disclosure